Attachment to Series Fund Semi-annual Report (Question 77.C):

On June 30, 1998, a special shareholder meeting was held for shareholders of the Global Bond Series of Fortis Series Fund, Inc. The shareholders were asked to vote upon a new investment sub-advisory agreement between the Fund and its existing sub-adviser for the Global Bond Series, Mercury Asset Management International, Ltd. ("Mercury"). The meeting and new agreement were required because Merrill Lynch & Co. purchased Mercury's ultimate parent company, Mercury Asset Management Group, Ltd. There were
118,955 shares voted in favor of the agreement and 652 shares voted against.